NEWS RELEASE 09-03	JAN. 26, 2009

DRILLING RETURNS 5.32 GRAMS PER TONNE GOLD OVER 25.4 METRES
AT LONG CANYON PROJECT, NEVADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG - TSX/NYSE-A) is pleased to announce that new drill results continue to intersect wide intervals of near-surface, high-grade, oxide gold mineralization at its 51%-owned and operated Long Canyon project in Nevada.

Long Canyon is emerging as a high-quality gold deposit. Mineralization has been intersected over a 1.7 kilometre (1.1 mile) long strike length and across multiple zones that are collectively up to 400 metres in width. Mineralization remains open in all directions – including at depth.

Drill results continue to demonstrate encouraging consistency and continuity of grade. Highlights from the newly defined Shadow Zone include:

  5.32 grams per tonne gold (0.155 ounces per ton) over 25.4 metres, including 15.29 g/t (0.446 oz/ton) over 7.6 metres, in LC160C; and
  4.04 g/t (0.118 oz/ton) over 9.1 metres, including 7.49 g/t over 1.5 metres in LC176.

Drill highlights from the Northeast Zone include:

  9.15 g/t (0.267 oz/ton) over 14.7 metres, including 17.78 g/t (0.519 oz/ton) over 4.6 metres, in LC161C; and
  4.02 g/t (0.117 oz/ton) over 16.8 metres, including 40.53 g/t (1.183 oz/ton) over 0.5 metres, in LC139C.

A project-first, independent National Instrument 43-101 resource estimate is planned for Q1 2009. Approximately 24,700 metres in 164 holes were drilled in 2008, with assays from approximately 25 holes still pending. To date, approximately 220 holes (30,000 metres) have tested the deposit.

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0903.pdf

LONG CANYON DRILL RESULTS

Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (oz/ton)	Au (gpt)
LC139C	69.2	86.0	16.8	0.117	4.02
including	73.6	74.1	0.5	1.183	40.53
	81.4	82.9	1.5	0.376	12.87
LC142C	87.5	93.3	5.8	0.080	2.74
including	92.1	93.3	1.2	0.176	6.02
LC146C	54.0	57.0	3.0	0.033	1.12
LC157C	35.2	41.6	6.4	0.036	1.23
LC159	138.7	144.8	6.1	0.033	1.13

	196.6	199.6	3.0	0.033	1.12
LC160C	23.2	48.6	25.4	0.155	5.32
including	24.7	32.3	7.6	0.446	15.29
	206	242.7	36.7	0.06	2.05
including	208.7	211.3	2.6	0.225	7.70
	230.5	231.8	1.3	0.158	5.40
	237.2	238.4	1.2	0.158	5.42
LC161C	1.5	16.2	14.7	0.267	9.15
including	7.0	11.6	4.6	0.519	17.78
LC162	120.4	137.2	16.8	0.100	3.42
including	122	123.5	1.5	0.211	7.24
	201.2	221	19.8	0.033	1.14
LC163C	20.1	21.3	1.2	0.253	8.67
LC164C	140.8	146.9	6.1	0.049	1.69
LC165C	22.1	26.8	4.7	0.037	1.26
LC166C	12.8	15.8	3.0	0.030	1.04
LC175	86.9	94.5	7.6	0.057	1.96
LC176	53.4	62.5	9.1	0.118	4.04
including	56.4	57.9	1.5	0.219	7.49
	59.5	61	1.5	0.204	6.98

*True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Results less than 1 g/t not reported in this table. Holes LC143C, LC148C, LC153C, LC155C LC168-171C and LC174C had no reportable intercepts. Drill hole ID numbers ending with a "C" indicate core holes with all others being reverse circulation holes. For a PDF of comprehensive drill results, please click: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0903.pdf

Fronteer is majority owner (51%) and manager of Long Canyon through a joint venture with AuEx Ventures Inc. (49%). Long Canyon, Sandman and Northumberland are Fronteer's leading gold properties in Nevada. Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada, is part of Fronteer's emerging 400,000-acre Eastern Great Basin portfolio.

For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada, or American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. Fronteer has approximately C$79 million in cash that is fully liquid and held with a large Canadian commercial bank. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.